Exhibit 4.5

Execution copy

Joint Venture Agreement

relating to

Seabed Geosolutions B.V.

between

Fugro Consultants International N.V.

and

CGGVeritas S.A.

Dated 27 January 2013

P.O. Box 75084
1070 AB Amsterdam
The Netherlands

Execution copy

Contents

Clause

			Page

1	DEFINITIONS AND INTERPRETATION		8

2	THE COMPANY		8

	2.1	Share Capital and Headquarters	8

3	CONTRIBUTIONS		8

	3.1	Contributions	8

	3.2	Personnel	9

	3.3	Intellectual Property	10

	3.4	(Transitional) Services and products	10

4	COMPLETION CONDITIONS		10

	4.1	Completion conditions	10

	4.2	Responsibility for satisfaction	11

	4.3	(Non-)Satisfaction/Termination	11

5	COMPLETION		11

	5.1	Completion date and place	11

	5.2	Completion actions	12

	5.3	Post Completion Action	13

	5.4	Corporate Action	13

	5.5	Use of name	13

6	GOOD FAITH COOPERATION		13

7	BUSINESS		14

	7.1	Business of the Company	14

	7.2	Secondments	14

	7.3	Personnel	14

	7.4	Intellectual Property developed by the Company	15

	7.5	Transactions with CGG and Fugro	15

	7.6	Joint projects	16

	7.7	Insurance	17

	7.8	Code of Business Conduct	18

	7.9	Geographical restrictions	18

8	SUBSIDIARIES		19

	8.1	Governance of the Subsidiaries	19

9	WRONG POCKETS		20

10	WARRANTIES AND LIABILITY		20

	10.1	Warranties	20

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	10.2	Shareholder’s Warranty Claims	20

11	INDEMNITIES AND CAPEX REVIEW		21

	11.1	Fugro indemnities	21

	11.2	CGG indemnities	21

	11.3	Company indemnity	21

	11.4	Legal costs	21

	11.5	Capex review	21

12	GOVERNANCE OF THE COMPANY		22

	12.1	General	22

	12.2	Board	22

	12.3	Executive Directors	22

	12.4	Non-Executive Directors	22

	12.5	Appointment of the Executive Directors	23

	12.6	Appointment of the Non-Executive Directors	23

	12.7	Suspension and removal of the Executive Directors	24

	12.8	Suspension and Removal of Non-Executive Directors	24

	12.9	US Management company	24

	12.10	Executive team	24

	12.11	Proceedings of the Board	25

	12.12	Matters reserved to the Board	25

	12.13	General Meeting of Shareholders	25

	12.14	Matters reserved to the General Meeting	25

13	DEADLOCK		26

	13.1	Initial period	26

	13.2	Deadlock Event	26

	13.3	Right to Purchase and Sell	26

	13.4	Independent Expert	27

	13.5	Share sale or dissolution of the Company	28

14	FINANCIAL REPORTING		29

15	ANNUAL BUSINESS PLAN AND ACCESS TO INFORMATION		29

	15.1	Annual Business Plan	29

	15.2	Books and records	30

	15.3	Other information	30

	15.4	Sharing of information	30

16	ACCOUNTANT		30

	16.1	Appointment	30

	16.2	Engagement Letters	31

	16.3	Amendment of Engagement Letters	31

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	16.4	Reporting requirements	31

	16.5	Report of Accountant	31

17	FINANCING		31

	17.1	Sufficient working capital	31

	17.2	Funding	32

	17.3	Parent Guarantees	33

18	DIVIDEND POLICY, SET-OFF AND REPAYMENT AND WARRANT		33

	18.1	Dividend Policy	33

	18.2	Warrant	33

19	TRANSFERS OF SHARES		34

	19.1	Conditions to sale and transfer	34

	19.2	Right of first refusal	34

	19.3	Tag-Along	36

	19.4	Permitted transfer to Affiliate	37

	19.5	Repayment of Loans	37

	19.6	No Encumbrances	38

	19.7	Approval permitted Transfer of Shares	38

20	CHANGE OF CONTROL		38

	20.1	Change of Control	38

	20.2	Change of Control Notice	39

	20.3	Fugro Change of Control	39

	20.4	CGG Change of Control	39

21	DURATION AND TERMINATION		40

	21.1	Term and termination	40

	21.2	Survival	40

22	DEFAULT		40

	22.1	Events of Default	40

	22.2	Rights pursuant to Event of Default	41

	22.3	Irrevocable power of attorney	41

23	NON COMPETE AND NON SOLICITATION UNDERTAKINGS		42

	23.1	Non Compete Undertaking	42

	23.2	Non Solicitation Undertaking	42

24	CONFIDENTIALITY		42

	24.1	Confidentiality undertaking	42

	24.2	Permitted disclosure	42

25	MISCELLANEOUS		43

	25.1	Further assurances	43

	25.2	Entire agreement	43

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	25.3	No assignment	43

	25.4	Waiver	43

	25.5	Amendment	44

	25.6	Third party rights	44

	25.7	Rescission	44

	25.8	Method of payment	44

	25.9	Costs	44

	25.10	Interest	45

	25.11	Language	45

	25.12	Notices	45

	25.13	Invalidity	45

	25.14	Counterparts	46

26	GOVERNING LAW AND DISPUTE RESOLUTION		46

	26.1	Governing law	46

	26.2	Jurisdiction and forum	46

	26.3	Other disputes	46

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Schedules

Schedule 1	Definitions

Schedule 2	Fugro Contribution

Schedule 3	CGG Contribution

Schedule 4	Transferred employees

Schedule 5	Code of Conduct

Schedule 6	Intellectual Property

Schedule 7	(Transitional) Services Agreement

Schedule 8	Completion Actions

Schedule 9	Management Services Agreement

Schedule 10	Articles of Association of the Company

Schedule 11	Warranties

Schedule 12	Board regulations

Schedule 13	Board Reserved Matters

Schedule 14	General Meeting regulations

Schedule 15	General Meeting Reserved Matters

Schedule 16	Technical and Commercial Agreements

Schedule 17	Company’s valuation as per Completion

Schedule 18	Financial reporting

Schedule 19	Parties’ details for Notices

Schedule 20	Data Room Index

Schedule 21	Deed of Adherence

Schedule 22	Tax matters

Schedule 23	Post Completion Actions

Schedule 24	Guarantees

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Joint Venture Agreement

THE UNDERSIGNED:

(1)	Fugro Consultants International N.V., a public limited company incorporated in the Netherlands Antilles, with corporate seat in Leidschendam, and registered address at Veurse Achterweg 10, 2264 SG Leidschendam, the Netherlands, (“Fugro”) and

(2)	CGGVeritas SA, a public limited company with its corporate seat in Tour Maine Montparnasse, 33, Avenue du Maine, 75015 Paris, France, (“CGG”),

Fugro and CGG are hereinafter collectively referred to as the “Shareholders” and each of them, or the relevant one of them, as the context requires, is referred to as “Shareholder”; Fugro, CGG and, after execution of the deed of adherence referred to in Clause 5.2(g) (Completion actions), the Company, are hereinafter collectively referred to as the “Parties” and each of them, or the relevant one of them, as the context requires, is referred to as “Party”;

WHEREAS:

(A)	On 23 September 2012, Fugro N.V. and CGG entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) including heads of terms for a seabed geoscience joint venture (the “Heads of Terms”);

(B)	Since entering into the Sale and Purchase Agreement and pursuant to the Heads of Terms, Fugro N.V. and CGG have continued the discussions regarding the terms and conditions on which they would be prepared to pursue the seabed data joint venture transaction;

(C)	Fugro and CGG now intend to cooperate in respect of the business of acquiring, processing, analysing and interpreting geoscience data collected on or near the seabed from and including the transition zone up to and including ultra-deep water (as more fully described in Clause 7.1 (Business of the Company), the “Business”). For this purpose, the Parties will use, Seabed Geosolutions B.V., a private company with limited liability incorporated under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) and having its official seat (statutaire zetel) in Leidschendam, and registered address at Veurse Achterweg 10, 2264 SG Leidschendam, the Netherlands (the “Company”) as the joint venture vehicle;

(D)	Fugro and CGG wish to contribute certain assets identified in this agreement to the Company for the purpose of conducting the Business;

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(E)	Fugro and CGG agree that as of Completion, Fugro will hold 60% (sixty percent) of the shares in the share capital of the Company and CGG will hold 40% (forty percent) of the shares in the share capital of the Company;

(F)	Fugro and CGG agree that Fugro has control as defined under IFRS and will fully consolidate the results of the Company in its reports; and

(G)	Fugro and CGG wish to lay down in this joint venture agreement, including its Schedules (the “Agreement”), the terms and conditions for (i) the respective contributions of Fugro and CGG to the Company, (ii) the Completion of this Agreement, (iii) the organisation, governance and certain other aspects of the Company and the Business, and (iv) the relationship between the Shareholders.

IT IS AGREED AS FOLLOWS

1	DEFINITIONS AND INTERPRETATION

In this Agreement, unless the context otherwise requires, the definitions and provisions of Schedule 1 (Definitions) shall apply throughout.

2	THE COMPANY

2.1	Share Capital and Headquarters

2.1.1	At Completion, the share capital of the Company shall consist of 600 (six hundred) Shares, all of these Shares initially to be held by Fugro. Following Completion, the share capital of the Company shall consist of 10,000 (ten thousand) Shares (6,000 Fugro Shares and 4,000 CGG Shares).

2.1.2	The Company shall have its headquarters in Leidschendam, the Netherlands.

3	CONTRIBUTIONS

3.1	Contributions

At Completion, Fugro and CGG will make the following contributions on their respective Shares:

(a)	Fugro shall contribute on the Fugro Shares the assets and liabilities specified in, and in the manner set forth in, Schedule 2 (Fugro Contribution) (the “Fugro Contribution”); and

(b)	CGG shall contribute on the CGG Shares the assets and liabilities specified in, and in the manner set forth in Schedule 3 (CGG Contribution) (the “CGG Contribution”); and

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The Fugro Contribution shall include Fugro’s (near) Seabed EM R&D project and the CGG Contribution shall include CGG’s Spice Rack R&D project.

3.2	Personnel

3.2.1	The employees of Fugro listed in Paragraph 1 of Schedule 4 (Transferred employees) and the employees of CGG as listed in Paragraph 2 of Schedule 4 (Transferred employees) are expected to transfer by operation of law to the Company.

3.2.2	As of the Completion Date:

(a)	the employees of Fugro or its Affiliates listed in Paragraph 1 of Schedule 4 (Transferred employees) shall become employed by the Company on substantially the same terms and conditions as applicable to their employment with Fugro or its Affiliates; and

(b)	the employees of CGG or its Affiliates as listed in Paragraph 2 of Schedule 4 (Transferred employees) shall be employees of the employing companies listed in Schedule 3 (CGG Contribution), the shares of which will be contributed to the Company in accordance with Clause 3.1(b) above.

3.2.3	Fugro shall use its best efforts to ensure that each employee listed in Paragraph 1 of Schedule 4 (Transferred employees) does not oppose such transfer. If an employee listed in Paragraph 1 of Schedule 4 (Transferred employees) opposes the transfer and chooses not to be employed by the Company, Fugro shall use its best efforts to provide another of its employees, which has similar training, expertise and experience and who is willing to be employed by the Company.

3.2.4	CGG shall use its best efforts to ensure that each employee listed in Paragraph 2 of Schedule 4 (Transferred employees) shall be transferred to the employing companies listed in Paragraph 2 of Schedule 4 (Transferred employees). If, for the reasons which are out of control of CGG, (i) one or more of those employees is/are not transferred or (ii) if their transfer is delayed or (iii) the contribution of one or more of the employing companies listed in Schedule 3 (CGG Contribution) is delayed, the employees listed in Paragraph 2 of Schedule 4 (Transferred employees) shall be seconded to the Company in accordance with Clause 7.2 until such employees can be transferred to the Company in accordance with Clause 3.1(b). If an employee listed in Paragraph 2 of Schedule 4 (Transferred employees) opposes the transfer and chooses not to be employed by the employing companies listed in Paragraph 2 of Schedule 4 (Transferred employees), CGG shall use its best efforts to provide another of its employees, which has similar training, expertise and experience and who is willing to be employed by the employing companies listed in Paragraph 2 of Schedule 4 (Transferred employees).

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3.3	Intellectual Property

3.3.1	Fugro and CGG are not required to transfer or make available any Intellectual Property to the Company or to each other, other than as provided in Clause 3.3.2.

3.3.2	On the Completion Date:

(a)	Fugro shall transfer to the Company the Intellectual Property listed in Schedule 2 (Fugro Contribution) and shall make available to the Company the Intellectual Property listed in Schedule 6 (Intellectual Property) (jointly, the “Fugro IP”); and

(b)	CGG shall transfer to the Company the Intellectual Property listed in Schedule 3 (CGG Contribution) through the transfer of all of the issued and outstanding shares in CGGVeritas Services Norway A/S in accordance with Clause 3.1(b) above (the “CGG IP”).

3.4	(Transitional) Services and products

On the Completion Date, Fugro and CGG shall enter into the Services Agreement attached hereto in Schedule 7 ((Transitional) Services Agreement). Pursuant to this (Transitional) Services Agreement, Fugro or its Affiliates and CGG or it Affiliates shall provide to the Company the services set out in the (Transitional) Services Agreement, as amended and/or updated from time to time in accordance with the terms and conditions of such agreement.

4	COMPLETION CONDITIONS

4.1	Completion conditions

Completion is conditional upon satisfaction or waiver of the following conditions (together the “Completion Conditions” and each of them a “Completion Condition”):

(a)	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Authority preventing the consummation of the Transaction being in effect, nor will any action having been taken by any Governmental Authority seeking any of the foregoing that remains pending; and

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(b)	all of the Completion Conditions referred to in Clause 4.1 of the Sale and Purchase Agreement (except for the completion condition as set out in clause 4.1.4 thereof) have been satisfied or waived in accordance with the terms set forth in the Sale and Purchase Agreement.

4.2	Responsibility for satisfaction

4.2.1	Each of Fugro and CGG shall use its best efforts to ensure satisfaction of all the Completion Conditions at the earliest possible point in time.

4.2.2	The Parties acknowledge that the competition notifications and/or filings with the relevant Governmental Authorities in connection with the Transaction (the “Filings”) have been made and that each such competent Governmental Authority has provided the relevant approval. Each Party shall bear its own fees and costs incurred in relation to the Filings.

4.3	(Non-)Satisfaction/Termination

4.3.1	Within two (2) Business Days of becoming aware of the same, either Fugro or CGG, as the case may be, shall give notice to the other Party of the satisfaction of any Completion Condition.

4.3.2	If any of the Completion Conditions as set out in Clause 4.1 (Completion conditions) are not satisfied or waived on or before 30 June 2013, each of Fugro and CGG may, in its sole discretion, terminate this Agreement by Notice to the other Party, provided that each of Fugro and CGG may not give such termination notice if it is in default of a material obligation set out in this Clause 4 (completion conditions).

4.3.3	In the event of termination of this Agreement pursuant to Clause 4.3.2, all provisions except for this Clause 4.3 ((Non-)Satisfaction/Termination), Clauses 1 (Definitions and Interpretation), 24 (Confidentiality), 25 (Miscellaneous) and 26 (Governing Law and Dispute Resolution) shall terminate with immediate effect.

5	COMPLETION

5.1	Completion date and place

Subject to the satisfaction or waiver under Clause 4.3 (Non-)Satisfaction/Termination) of the Completion Conditions, Completion shall take place at the offices of De Brauw Blackstone Westbroek N.V., Claude Debussylaan 80, (1082 MD) Amsterdam, the Netherlands, commencing at 10:00 AM CET on 15 February 2013 (the “Completion Date”).

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5.2	Completion actions

At Completion, Fugro, CGG and/or the Company, as the case may be, shall procure that the following actions are taken in the following sequence:

(a)	Contribution by Fugro of the Fugro Contribution on its Shares in accordance with the Completion Actions listed in Schedule 8 (Completion Actions);

(b)	Contribution by CGG of the CGG Contribution on its Shares in accordance with the Completion Actions listed in Schedule 8 (Completion Actions);

(c)	Appointment of Mr. H. Meyer as Chief Executive Officer;

(d)	Appointment of Mr. P. van Riel, who shall be Chairman, Mr. A. Jonkman and S. Thomson as Fugro Non-Executive Directors;

(e)	Appointment of a Chief Financial Officer;

(f)	Appointment of Mr. S. Midenet and be Mr. J.-G. Malcor as CGG Non-Executive Directors;

(g)	Adoption of the Articles of Association substantially in the form attached to this Agreement as Schedule 10 (Articles of Association of the Company);

(h)	Execution by the Company of a deed of adherence to this Agreement, substantially in the form attached to this Agreement as Part A of Schedule 21 (Deed of Adherence);

(i)	Execution of the management services agreement substantially in the form as attached hereto as Schedule 9 (Management Services Agreement) with the US management company;

(j)	Execution of the (Transitional) Services Agreement substantially in the form as attached hereto as Schedule 7 ((Transitional) Services Agreement);

(k)	Execution of the Technical and Commercial agreement between Fugro and the Company substantially in the form as attached hereto in Schedule 16 (Technical and Commercial Agreements);

(l)	Execution of the Technical and Commercial agreement between CGG and the Company substantially in the form as attached hereto in Schedule 16 (Technical and Commercial Agreements); and

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(m)	Any additional actions included in Schedule 8 (Completion Actions).

5.3	Post Completion Action

5.3.1	The Parties shall and shall procure that the post Completion actions set out in Schedule 23 (Post Completion Actions) shall be taken as soon as possible after Completion.

5.3.2	The Parties shall cooperate with each other in good faith and promptly provide all necessary information and assistance reasonably required by the other Party or any Governmental Authority in relation to the post Completion actions set out in Schedule 23 (Post Completion Actions).

5.4	Corporate Action

Fugro and CGG hereby undertake, in their capacity as (future) Shareholders of the Company, to take all such corporate actions as may be necessary from time to time to give full effect to this Agreement.

5.5	Use of name

5.5.1	The Company shall, except when referencing CGG as a Shareholder, procure that each of the entities forming part of the CGG Contribution shall as soon as reasonably possible, but in any event within six (6) months following Completion, changes its name so it does not include the name “CGGVeritas”, any abbreviation thereof or any name or lettering which is likely to be confused with the same.

5.5.2	The Company shall, except when referencing Fugro as a Shareholder, procure that each of the entities forming part of the Fugro Contribution shall as soon as reasonably possible, but in any event within six (6) months following Completion, changes its name so it does not include the name “Fugro”, any abbreviation thereof or any name or lettering which is likely to be confused with the same.

6	GOOD FAITH COOPERATION

6.1.1	The Shareholders shall exercise their shareholders rights, in particular their voting rights in the General Meeting, in accordance with this Agreement, the Articles of Association and primarily in the best interests of the Company. The Shareholders shall:

(a)	aim to seek mutual consent in all affairs of the Company which are essential for its development and profitability; and

(b)	undertake to always cooperate and act in good faith.

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6.1.2	Each of the Shareholders shall procure that its respective Affiliates comply and adhere to the terms and conditions of this Agreement to the extent required for due performance this Agreement.

7	BUSINESS

7.1	Business of the Company

7.1.1	The Business shall be worldwide. The Company shall:

(a)	acquire, process, analyze and interpret geoscience data collected on or near the seabed, from and including the transition zone up to and including ultra-deep water;

(b)	provide seabed cables, nodes, permanent reservoir monitoring and near seabed towed acquisition methods to acquire seismic, EM, gravity and other geophysical data; and

(c)	provide integrated solutions from survey design through acquisition and processing to final analysis and interpretation.

7.1.2	The Company can carry out projects both on a proprietary and multi-client basis.

7.1.3	For the abovementioned purposes, the Company shall use methods and technologies from its Shareholders, but may also develop its own methods and technologies, where appropriate, in close cooperation with its Shareholders.

7.2	Secondments

At the Company’s request, Fugro and CGG may in exceptional circumstances second employees to the Company, provided that any such employee has the training, expertise and experience required for the proper performance of his or her duties.

7.3	Personnel

If the Company requires additional personnel, it shall first request the Shareholders to transfer or, alternatively, in exceptional circumstances second to it additional employees. To the extent that the Shareholders do not wish or are not able to transfer or second suitable employees, the Company may recruit personnel not employed by either Shareholder.

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7.4	Intellectual Property developed by the Company

Any Intellectual Property that will be developed by the Company shall be legally owned by the Company and where appropriate or desirable registered in its name. The Company shall grant licences in respect of any such Intellectual Property to Fugro or CGG or any of their Affiliates, as the case may be, at their request and at arm’s length commercial terms and conditions.

7.5	Transactions with CGG and Fugro

7.5.1	The Company may outsource services to and insource services and purchase products from its Shareholders (and their Affiliates) provided that any transaction between the Company and its Shareholders (and/or their Affiliates) shall be on at arms’ length commercial terms and conditions.

7.5.2	Without prejudice to the generality of Clause 7.5.1 and the terms and conditions of Schedule 16 (Technical and Commercial Agreements), if reasonably possible and provided the prices offered are competitive with the prices on the international market, the Company shall contract or purchase:

(a)	seabed surveying, environmental, positioning, vessels, trenching and ROV services and technologies from Fugro; and

(b)	data acquisition equipment, on a proprietary basis as needed from CGG’s Sercel affiliate, and processing services and seismic vessels from CGG.

The products and services referenced in this Clause 7.5.2 may in the future be extended with other relevant services and products from Fugro and/or CGG, as these services and products become available.

7.5.3	The Company may complement the technologies and methods available from Fugro, CGG and/or their Affiliates with its own proprietary in-house developments and with third party technologies not available from its Shareholders.

7.5.4	Where meaningful and commercially reasonably possible, the Company shall use support services from its Shareholders. Such support services may include the use of:

(a)	office space;

(b)	project support facilities;

(c)	agents or other partners of its Shareholders;

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(d)	corporate and umbrella agreements; and

(e)	specialized technical, legal and/or financial services.

These services will be provided on a cost plus basis or through a global technical and operational assistance scheme. In the event that either Shareholder can provide a supporting service, the Board may decide what is in the best interest of the Company.

7.6	Joint projects

7.6.1	The Company and CGG shall exchange information on any and all seismic acquisition projects containing jointly seabed and marine/land activities (“Joint Projects”) they are aware of.

7.6.2	The Parties will decide, on a case by case basis and in the best interest of both Parties, the most efficient way for conducting Joint Projects. This could be (i) a joint offer or (ii) a scheme where one of the Parties is the leading party and subcontracts to the other Party or (iii) a scheme where one of the Parties is the leading party and conclude assistance agreements with the other Party or (iv) any other solution agreed on by the Parties.

7.6.3	As long as legally possible and if technically and financially efficient for both Parties, a joint offer scheme shall be the preferred scheme to be first evaluated by the Parties. The Parties shall closely cooperate for preparing the joint offer, the conditions of which shall be discussed and agreed on a case by case basis.

7.6.4	In case the Parties determine that the best scheme would be having a leading party (the “Leading Party”), the default principle shall be that the Party with the largest revenue share in the project shall be the Leading Party. If the Parties do not succeed in determining the Leading Party, they shall pass on the dispute to their upper management (board and then management of the Shareholders) for settling the issue. The Parties will cooperate in one of the following ways:

(a)	The Leading Party shall subcontract to the other Party (the “Subcontractor”) the portion of work belonging to such other Party. The subcontract shall be made on a strict back-to-back basis, the Subcontractor carrying out the obligations of the subcontracted part under its own and full responsibility and at its sole risk as if the Subcontractor was the prime contractor (including but not limited to issuance of bid bonds, performance bonds, warranties and insurance certificates, etc.) under the said contract. The Leading Party and the Subcontractor shall cooperate for preparing competitive offers to the clients, the commercial offer being submitted by the Leading Party.

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(b)	In case subcontracting cannot be retained by the Parties (for any legal, technical, financial or any other reasons, including lack or insufficient resources), the Parties may decide that the Leading Party will benefit from assistance (that could be of any kind such as rental of equipment, consultancy services, etc.) from the other Party. The financial conditions of assistance shall be arm’s length and shall be discussed and agreed on a case by case basis.

7.6.5	In case one of the Parties within one (1) week from the receipt of a call for a tender or a contract opportunity (i) expressly declares not to be interested by, (ii) does not express its interest or (iii) expressly declares that it has no resources for such tender or a contract opportunity, the other Party shall be solely entitled to answer such call for tender or use such contract opportunity (as may be applicable) and/or enter into any contractual arrangement with the client and/or subcontract any part of it to any third party.

7.7	Insurance

7.7.1	The Company and any Subsidiary shall enter into and maintain, with one or more solid and reputable insurance providers, insurance contracts at a level similar to those of other companies carrying on businesses similar to the Business and in compliance with any and all applicable laws. The coverage of such insurance contracts shall, to the extent relevant, extend to all members of the Group and all other persons working for the Group and/or the Business.

7.7.2	The insurance contracts to be entered into by the Company or a Subsidiary, as applicable, shall without limitation include (i) Comprehensive Third Party Liability Insurance, (ii) Workmen’s Compensation Insurance, (iii) Employer’s Liability Insurance, (iv) Hull & Machinery Insurance (as to cover the higher of replacement value or net book value), (v) Protection and Indemnity Insurance for (a) the full amount stated by applicable law when operating in non-admitted countries and /or (b) US$ 100,000 as offered by the International P&I Clubs for any claim or series of claims arising out of or in connection with the activity of any barge or shallow water craft including, but not limited to, the liability for pollution, loss of life and injury to crew members, breach of contract, damage to fixed and floating objects and to other property, specialist operations, collision, removal of wreck and debris, and full towage liability, (vi) All Risks Insurance, (vii) Property and Business Interruption Insurance and (viii) any other insurance policies which the Company deems to be necessary or desirable for the prudent conduct of the Business and/or compliance with Law.

7.7.3	CGG or Fugro or any of their respective Affiliates (as the case may be) will at all times carry insurances referred to in Clause 7.7.2 to carry out their work as main or as sub contractor. The Company may, but is not obliged to, arrange for insurance for CGG or Fugro or any of their respective Affiliates (as the case may be) for the liabilities in Clause 7.7.2 in their role as subcontractor to the Company.

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7.7.4	The Company shall have access to the insurance experts of the Shareholders to assist it in achieving favourable insurance policy terms and conditions.

7.8	Code of Business Conduct

7.8.1	The Company shall, and shall cause all Subsidiaries to comply with the code of conduct that is attached to this Agreement as Schedule 5 (Code of Conduct) and as amended from time to time in the manner set forth in Clause 7.8.2.

7.8.2	The Code of Conduct shall be reviewed by the Board at least once a year and updated as needed. This review shall include a comparison against the Shareholders’ codes of conduct to ensure that the Code of Conduct is at a minimum compliant with the Shareholders’ codes of conduct.

7.9	Geographical restrictions

7.9.1	The Parties shall procure that any and all activities of the Company in the Kingdom of Saudi Arabia shall be conducted in compliance with any contractual arrangements between TAQA and CGG relating to Argas including, without limitation the following:

(a)	the Company shall not carry out any seismic activities in the Kingdom of Saudi Arabia other than through Argas;

(b)	all activities in relation to SWOBS business in the Kingdom of Saudi Arabia shall be fully conducted by Argas (prime contractor for revenues, WCR manager, Capex sponsor); upon Argas’ request the Company shall provide Argas with technical assistance covering costing, HSE, crewing, pool support, technology and equipment rental); and

(c)	all activities in relation to the OBN business in the Kingdom of Saudi Arabia shall be conducted by the Company under a direct back-to-back arrangement with Argas subject to a 4% (four percent) marketing/administrative fee on the revenues.

7.9.2	The Parties shall procure that any and all activities of the Company in the GCC Countries, Syria, Yemen, Iraq and Egypt shall be conducted in compliance with any contractual arrangements between TAQA and CGG relating to Ardiseis including, without limitation the following:

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(a)	the Company shall not carry out any activities in the GCC Countries, Syria, Yemen, Iraq and Egypt other than through Ardiseis, in which event Ardiseis shall pay the Company a minimum 4% (four percent) fee on revenues for marketing and technology assistance; and

(b)	as Argas is the exclusive subcontractor of Ardiseis for the SWOBS business in the GCC Countries, Syria, Yemen, Iraq and Egypt, which business includes OBC operations which are conducted close to the shore in shallow water depth and which typically represent an extension of land/transition zone seismic surveys (whether concomitant or not), the Company shall only be entitled to enter into a subcontracting agreement with Ardiseis for the SWOBS business in the GCC Countries, Syria, Yemen, Iraq and Egypt on the same terms and conditions proposed by Ardiseis to Argas, if Argas explicitly declared not to be willing to enter into such contract.

8	SUBSIDIARIES

8.1	Governance of the Subsidiaries

8.1.1	To the extent permitted by Law, the Parties shall procure that:

(a)	in respect of each Subsidiary of the Company, the constitutional documents of and any relevant agreements relating to that Subsidiary will be drawn up or amended, as the case may be, so as to be in line with the governance provisions set out in this Agreement and in any event provide that the approval of a board or shareholders meeting, as the case may be, of that Subsidiary is required for each Reserved Matter; and

(b)	the corporate body or bodies or other representatives of the Company and/or its relevant Subsidiaries, as the case may be, that represent(s) the shareholder in the aforesaid shareholders meeting shall exercise its voting rights in such meeting in accordance with the instructions of the Board (which instructions shall be in accordance with the decision in respect of the Reserved Matter taken by the Board and/or the General Meeting, as the case may be).

8.1.2	In the event that the provisions of Clauses 8.1.1(a) and 8.1.1(b) cannot be complied with due to conflicting mandatory Law or are likely to cause material disadvantage to the Company, including jeopardizing the privilege of limited liability of the Company, the Parties shall take such other action as is necessary and permissible to achieve the same result as envisaged by Clauses 8.1.1(a) and 8.1.1(b).

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9	WRONG POCKETS

Each Shareholder is entering into this Agreement on the assumption that all assets necessary for operating the Business are held by, or are validly acquired by the Company as of Completion. If, following Completion, it emerges that either Fugro or CGG or any of its respective Affiliates remains the legal owner of assets which are exclusively or primarily related, or critical, to the Business, or the Company is the legal owner of assets which are exclusively or primarily related to the business of Fugro or CGG or any of their respective Affiliates, and such matter is not otherwise explicitly provided for in this Agreement or any other written agreement between the Shareholders, then the Parties shall negotiate a solution reasonably acceptable to Fugro and CGG, be it in the form of transfer of legal title, license arrangements, rights of use or otherwise, for nil consideration. Until such negotiations are concluded, the Party whose purported asset is located outside its own group shall receive a royalty free license from the other Shareholder (or the relevant Affiliate of the other Shareholder) or the Company, as the case may be, to continue to use such assets in the operation of its business.

10	WARRANTIES AND LIABILITY

10.1	Warranties

The Warranties provided by Fugro to CGG and the Company in respect of the Fugro Contribution and by CGG to Fugro and the Company in respect of the CGG Contribution are set out in Schedule 11 (Warranties). Schedule 11 (Warranties) also sets out provisions regarding the liability of the Shareholders in respect of a Shareholder’s Warranty Breach and the manner to conduct claims.

10.2	Shareholder’s Warranty Claims

The Shareholders agree that the Company may pursue Shareholder’s Warranty Claims against a Shareholder. In the event that the Company wishes to pursue a Shareholder’s Warranty Claim against Fugro, the Company shall in such matter be represented by the Chief Financial Officer. In the event that the Company wishes to pursue a Shareholder’s Warranty Claim against CGG, the Company shall in such matter be represented by the Chief Executive Officer. The Company shall procure that the Chief Financial Officer and the Chief Executive Officer will be duly authorised to represent the Company in such Shareholder Warranty Claims.

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11	INDEMNITIES AND CAPEX REVIEW

11.1	Fugro indemnities

11.1.1	Fugro shall indemnify and hold the Company and its Subsidiaries harmless for any and all current and future expenses and Losses in relation to any Liabilities of the Company or any of its Subsidiaries to the extent such Liabilities pertain to the Fugro Contribution and to the extent caused or relating to facts or circumstances pertaining to the period before Completion.

11.2	CGG indemnities

11.2.1	CGG shall indemnify and hold the Company and its Subsidiaries harmless for any and all current and future expenses and Losses in relation to any Liabilities of the Company or any of its Subsidiaries to the extent such Liabilities pertain to the CGG Contribution and to the extent caused or relating to facts or circumstances pertaining to the period before Completion.

11.3	Company indemnity

The Company shall indemnify and hold Fugro and CGG harmless for any and all current and future expenses and Losses which pertain to the Fugro Contribution or the CGG Contribution, as the case may be, and to the extent relating to facts or circumstances in the period after Completion and the Company shall indemnify Fugro and CGG against any claims of third parties pertaining to the Fugro Contribution or the CGG Contribution, as the case may be, and to the extent relating to facts or circumstances in the period after Completion.

11.4	Legal costs

Expenses and Losses as meant in Clauses 11.1 (Fugro indemnities), 11.2 (CGG indemnities) and 11.3 (Company indemnity) shall include any reasonable legal costs which Fugro, CGG or the Company, as the case may be, has to make in order to defend itself against any claim of a third party in connection with facts and circumstances mentioned in Clauses 11.1 (Fugro indemnities), 11.2 (CGG indemnities) and 11.3 (Company indemnity). Fugro, CGG or the Company, as the case may be, shall reimburse such legal costs at first request of Fugro, CGG or the Company, as the case may be.

11.5	Capex review

Within sixty (60) days after the Completion Date, the Shareholders shall in good faith analyse and review the level of capital expenditure by Fugro in respect of the Fugro Contribution and by CGG in respect of the CGG Contribution over the

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financial year ending on 31 December 2012. If it is evident that the capital expenditure by Fugro or CGG, respectively, over such period was insufficient having regard to (i) normal wear and tear and (ii) Fugro’s or CGG’s, as the case may be, normal past business practice, Fugro and/or CGG, as the case may be, shall pay the Company an amount equal to the difference between the actual capital expenditure by Fugro or CGG, respectively, and the amount of capital expenditure which the Shareholders agree would have been appropriate over such period. The Shareholders shall provide each other with all information the other Shareholder or the Company reasonably require to conduct the analysis and review as contemplated by this Clause 11.5 (Capex review).

12	GOVERNANCE OF THE COMPANY

12.1	General

The Business and affairs of the Company will be managed by the board of directors (the “Board”). The Board shall consist of seven (7) directors (“Directors”), five (5) of whom shall be non-executive directors (the “Non-Executive Directors”) and two (2) of whom, the Chief Executive Officer and the Chief Financial Officer, shall be executive directors (the “Executive Directors”).

12.2	Board

The Board is responsible for the overall management of the Company and it may exercise all powers of the Company save as otherwise provided by Netherlands Law, this Agreement and the Articles of Association. The Board has the right to approve or resolve, as the case may be, the matters referred to in Clause 12.12 (Matters reserved to the Board).

12.3	Executive Directors

The Executive Directors shall be responsible for the day-to-day management of the Business. The authority schedule of the Executive Directors shall be approved by the Non-Executive Directors.

12.4	Non-Executive Directors

The Non-Executive Directors shall supervise the Executive Directors and the general course of affairs in the Company, the Subsidiaries, and the business connected with them and advise the Executive Directors. The Non-Executive Directors shall also advise the Executive Directors on their management of the Company.

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12.5	Appointment of the Executive Directors

12.5.1	The Chief Executive Officer, shall be appointed by Fugro, which appointment requires the prior approval of CGG in accordance with Clauses 12.5.3 through 12.5.5. If this function is delegated to a person in the US Management Company, this clause shall apply mutatis mutandis to such person of the US Management Company.

12.5.2	The Chief Financial Officer, who shall be resident in the Netherlands for Tax purposes, shall be appointed by CGG, which appointment requires the prior approval of Fugro in accordance with Clauses 12.5.3 through 12.5.5. If this function is delegated to a person in the US Management Company, this clause shall apply mutatis mutandis to such person of the US Management Company.

12.5.3	The Shareholder that wishes to appoint a new Executive Director (the “Appointing Shareholder”) shall give notice thereof to the other Shareholder and shall provide the other Shareholder with the name and the curriculum vitae of the person it wishes to appoint (the “Candidate”).

12.5.4	In the event the other Shareholder objects to the Candidate, it shall give notice to the Appointing Shareholder (stating its reasons) within two (2) weeks after having received the notification in respect of the Candidate. In that case, the Shareholders shall without delay consult with each other in an attempt to reach agreement on the appointment.

12.5.5	In the event agreement on the appointment of the Candidate in accordance with Clause 12.5.4 is not reached within two (2) weeks from the date of receipt of a notice of objection to a Candidate, the Appointing Shareholder may appoint another person (for the avoidance of doubt, not being the Candidate) as an Executive Director, without having to obtain prior approval from the other Shareholder.

12.5.6	For the avoidance of doubt, the procedure set out in Clauses 12.5.3 through 12.5.5 shall not apply to the appointment of the Chief Executive Officer and the Chief Financial Officer pursuant to Clauses 5.2(c) and 5.2(e), respectively.

12.6	Appointment of the Non-Executive Directors

12.6.1	The Non-Executive Directors shall be appointed for consecutive periods of three (3) years and may be eligible for more than one (1) term in office.

12.6.2	Three (3) Non-Executive Directors, including the chairman, shall be appointed by Fugro (the “Fugro Non-Executive Directors”).

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12.6.3	Two (2) Non-Executive Directors shall be appointed by CGG (the “CGG Non-Executive Directors”).

12.7	Suspension and removal of the Executive Directors

12.7.1	The Chief Executive Officer:

(a)	shall be suspended or removed by Fugro; and

(b)	may be suspended for cause by the Board.

If this function is delegated to a person in the US Management Company, this clause shall apply mutatis mutandis to such person of the US Management Company.

12.7.2	The Chief Financial Officer:

(a)	shall be suspended or removed by CGG; and

(b)	may be suspended for cause by the Board.

If this function is delegated to a person in the US Management Company, this clause shall apply mutatis mutandis to such person of the US Management Company.

12.8	Suspension and Removal of Non-Executive Directors

(a)	The Fugro Non-Executive Directors shall be suspended or removed by Fugro.

(b)	The CGG Non-Executive Directors shall be suspended or removed by CGG.

12.9	US Management company

The Company shall enlist the services of the US Management Company to assist with the management of the Company. The rights set forth in Clause 12.5 (Appointment of the Executive Directors) and 12.7 (Suspension and removal of the Executive Directors) shall apply mutatis mutandis with respect to the US Management Company.

12.10	Executive team

The Company may form an executive team. The members of the executive team shall (with the exception of the Chief Executive Officer and the Chief Financial Officer) be appointed, suspended and removed by the Chief Executive Officer after having sought approval of the Non-Executive Directors.

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12.11	Proceedings of the Board

The proceedings of the Board shall take place, and the Board and its members shall act, in accordance with the rules and regulations set out in Schedule 12 (Board regulations). The Parties agree that one or more representatives of the US Management Company may at all times attend meetings of the Board except for those parts of the meeting that pertain to the functioning of the US Management Company are discussed.

12.12	Matters reserved to the Board

12.12.1	The decisions set out in Schedule 13 (Board Reserved Matters) if taken by or involving the Company (the “Board Reserved Matters”), require the approval from the Board.

12.12.2	Any decision to approve a Board Reserved Matter must be taken by a simple majority of the votes cast, with the exception of decisions to approve the matters listed in Paragraph 1 of Schedule 13 (Board Reserved Matters), which require the approval of at least two (2) CGG Directors as well. The quorum for meetings of the Board requires the attendance of at least four (4) Directors, including at least two (2) CGG Directors. In the event of a tie, the chairman of the Board shall have the casting vote.

12.12.3	The Executive Directors shall procure that any matter approved by the Board (and, if applicable, also by the General Meeting) is implemented.

12.12.4	To the extent that any Board Reserved Matter is a matter required to be submitted to a Shareholder vote, the Shareholders shall vote against the adoption of any such matter to the extent that such matter has not previously been validly approved by the Board as a Board Reserved Matter.

12.13	General Meeting of Shareholders

The proceedings of the General Meeting shall take place in accordance with the rules and regulations set out in Schedule 14 (General Meeting regulations).

12.14	Matters reserved to the General Meeting

12.14.1	The decisions set out in Schedule 15 (General Meeting Reserved Matters) (the “General Meeting Reserved Matters”) shall be resolved by the General Meeting or, as the case may be, require the prior approval of the General Meeting.

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12.14.2	Any decision to approve a General Meeting Reserved Matter must be taken by a 75% (seventy-five per cent) majority of the votes cast.

13	DEADLOCK

13.1	Initial period

13.1.1	Until the later of (i) the first three (3) years after the Completion Date or (ii) the date on which the Vendor Loan is repaid in full, no Shareholder may invoke the provisions of this Clause 13 (Deadlock).

13.2	Deadlock Event

13.2.1	For the purpose of this Clause 13 (Deadlock), a “Deadlock Event” (or “Deadlock”) shall be deemed to occur if a Shareholder gives notice to the other Shareholder that, by reason of a fundamental difference of view pertaining to the strategy for the Group or other circumstances seriously affecting the relationship of the Shareholders as shareholders in the Company (such to be determined in the sole discretion of the Shareholder giving such notice), it is the wish of that Shareholder to terminate the joint venture relationship as set out in this Agreement.

13.2.2	In the event of a Deadlock, the matter which gave rise to the Deadlock shall be referred to the respective CEOs of the Shareholders which shall use their respective best efforts to resolve the Deadlock.

13.2.3	If the Deadlock cannot be resolved within thirty (30) Business Days after such referral, either Shareholder may serve a notice to the other Shareholder (a “Warning Notice”) that it intends to implement the deadlock procedure contemplated by this Clause 13 (Deadlock).

13.2.4	If the Deadlock cannot be resolved within a further thirty (30) Business Days period after service of a Warning Notice, then either Shareholder (the “Terminating Shareholder”) may serve notice on the other Shareholder (the “Non-Terminating Shareholder”) that it wishes to sell its Interest (a “Termination Notice”).

13.3	Right to Purchase and Sell

13.3.1

During one hundred and twenty (120) days after receipt of the Termination Notice, if the Non-Terminating Shareholder is Fugro, Fugro shall be entitled to require CGG to sell and transfer to it (and CGG shall be obliged to thus sell and transfer) CGG’s Interest at the Fair Price and on customary reasonable terms and conditions (the “Right to Purchase”). If the Non-Terminating Shareholder is CGG, CGG shall be entitled to request Fugro to purchase (and Fugro shall

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be obliged to purchase) CGG’s Interest at the Fair Price and on customary reasonable terms and conditions (the “Right to Sell”). If the Non-Terminating Shareholder decides to exercise its Right to Purchase/Right to Sell, it shall give notice thereof to the Terminating Shareholder (“Purchase Notice”).

13.3.2	The Shareholders shall take all such action as is necessary to complete the sale and transfer of CGG’s Interest to Fugro, as soon as is reasonably practicable, but in any event within forty (40) Business Days (a) after either the Shareholders have reached agreement on the Fair Price or the Fair Price has been determined by an independent expert in accordance with Clause 13.4, or (b) if applicable, satisfaction or waiver of all conditions agreed upon by the Shareholders.

13.4	Independent Expert

13.4.1	If the Shareholders do not reach agreement on the fair market value of the Terminating Shareholders’ Interest within thirty (30) Business Days of service of the Purchase Notice, the Fair Price of the Terminating Shareholders’ Interest shall be determined by an independent expert (the “Independent Expert”) subject to the following:

(a)	the Shareholders shall be entitled to jointly nominate a reputable accountants firm of registered accountants (registeraccountants) in the Netherlands and with international standing to be the Independent Expert, being either Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers or if, none of such firms qualifies as independent, any other reputable firm of registered accountants (registeraccountants) in the Netherlands of international standing to be the Independent Expert (the “Nominated Independent Expert”);

(b)	if the Shareholders agree in writing on the identity of the Nominated Independent Expert within forty-five (45) Business Days after the receipt of the Purchase Notice, such Nominated Independent Expert shall be the Independent Expert and if Fugro and CGG do not agree on the Nominated Independent Expert within forty-five (45) Business Days after the service of the Purchase Notice, they shall each be entitled to request the chairman of the Dutch Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants) to nominate a reputable firm of registered accountants (registeraccountants) in the Netherlands of international standing being either Deloitte, Ernst & Young, KPMG, PricewaterhouseCoopers or if, none of such firms qualifies as independent, any other reputable firm of registered accountants (registeraccountants) in the Netherlands of international standing to be the Independent Expert to be the Independent Expert and Fugro and CGG shall jointly appoint such firm as the Independent Expert within five (5) Business Days of such nomination being communicated to them;

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(c)	the terms of reference for the Independent Expert shall be to determine the Fair Price of the Terminating Shareholders’ Interest within twenty (20) Business Days of its appointment;

(d)	the Independent Expert shall be entitled to determine the procedure applicable to such determination of the Fair Price of the Terminating Shareholders’ Interest;

(e)	the Independent Expert shall act as expert and not as arbitrator and its decision shall be binding on the Shareholders;

(f)	the Independent Expert shall use the enterprise value, the EBITDA, EBIT and PAT multiples of each of the Shareholders and their peer group as guidance and shall take into account whether or not the Terminating Shareholder’s Shares constitute a majority or a minority of the Shares; and

(g)	the costs of the Independent Expert shall be borne equally by the Terminating Shareholder and the Non-Terminating Shareholder unless the Independent Expert determines otherwise.

13.5	Share sale or dissolution of the Company

13.5.1	If the Non-Terminating Shareholder has not served a Purchase Notice to the Terminating Shareholder within ninety (90) days after the receipt of the Termination Notice, the Shareholders shall negotiate with each other in good faith and cooperate with a view to reaching agreement on the sale of that Shareholders’ Interest by one of the following methods (or a combination of them) or resolving the Deadlock in another manner acceptable to the Shareholders.

13.5.2	The abovementioned methods are:

(a)	the purchase by one or more third parties of the Terminating Shareholders’ Interest; and

(b)	the sale of the whole of the issued share capital of the Company to a third party.

13.5.3	If no such method has been agreed on within forty (40) Business Days after the end of the ninety (90) days period after service of the Termination Notice, the Terminating Shareholder shall be entitled to serve a further notice requiring the Company to be dissolved and be placed in liquidation and the Parties shall be bound to join in taking all steps necessary for that purpose.

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14	FINANCIAL REPORTING

The principles set forth in Schedule 18 (Financial reporting) shall apply to financial reporting.

15	ANNUAL BUSINESS PLAN AND ACCESS TO INFORMATION

15.1	Annual Business Plan

15.1.1	At least six (6) weeks before the end of each financial year, the Executive Directors shall jointly and in good faith draw up a business plan for the Company and the Subsidiaries for the next year (the “Annual Business Plan”). The Annual Business Plan shall at a minimum contain statements concerning: (i) market developments and outlook, including a detailed competitor analysis, (ii) the (update of the) strategy and targets flowing from the strategy, (iii) required investments, (iv) anticipated turnover, profitability and free cash flow generation, (v) QHSE plan including targets, (vi) personnel plan including targets, and (vii) R&D plan including targets and budget. The Annual Business Plan requires the approval of the Board. The Executive Directors shall report to the Board on the implementation of the Annual Business Plan (i) within ten (10) Business Days after the end of each calendar quarter and, in addition thereto, (ii) at the request of the Board.

15.1.2	The Annual Business Plan shall further contain a draft budget for the Company and the Subsidiaries for the following financial year (the “Annual Budget”), which includes:

(a)	a breakdown of monthly consolidated revenues, operating expenses, operating results, net interest expenses, net profits and EBITDA;

(b)	a breakdown of quarterly capital expenditures and free cash flow;

(c)	a breakdown of a quarterly budget balance sheet; and

(d)	a breakdown of expected funding requirements and the proposed methods of meeting those requirements.

15.1.3

The draft Annual Business Plan, including the draft Annual Budget, requires the approval of the Board in accordance with Schedule 13 (Board Reserved Matters) to become the final Annual Business Plan. Prior to granting such approval, the Board shall discuss the draft Annual Business Plan, including the draft Annual Budget, during a Board meeting in which each Director shall have

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the opportunity to express his or her views. If the Board does not unanimously approve the draft Annual Business Plan, including the draft Annual Budget, a second Board meeting shall be held within two (2) weeks following the first meeting during which the Board shall decide in accordance with Schedule 13 (Board Reserved Matters), Approval is normally to be granted no later than 15 January of the concerning financial year.

15.2	Books and records

15.2.1	The Company shall maintain, and shall procure that the Subsidiaries maintain, such books and records as required by Law.

15.2.2	The Company shall provide, if so requested by Fugro or CGG, as the case may be, complete access to the Company’s books and records. The Company shall procure that a Shareholder is able to exercise these rights also in respect of all Subsidiaries.

15.3	Other information

To the extent required for consolidation purposes, upon a reasonable request of a Shareholder, the Company shall submit to such Shareholder all information as requested concerning the Company, insofar as the information can reasonably be of interest to such Shareholder as a shareholder of the Company. The information requested shall be submitted within one (1) week after the request has been made, unless the Company can demonstrate that the information requested is not readily available, in which case the information shall be prepared or obtained by the Company without delay and be submitted to the Shareholder within one (1) week after the availability thereof.

15.4	Sharing of information

The Chief Executive Officer and the Chief Financial Officer are allowed to share any information received with representatives of Fugro and CGG respectively, provided that the relevant Shareholder shall procure that its representatives adhere to the same confidentiality undertaking as the relevant Shareholder pursuant to Clause 24 (Confidentiality) and subject to full compliance with any laws or regulations applicable to any conflict of interest which could arise in such a case.

16	ACCOUNTANT

16.1	Appointment

The General Meeting shall appoint a reputable firm of registered accountants with international standing as the Accountant.

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16.2	Engagement Letters

The Shareholders are entitled to inspect the Engagement Letters of the Company and the Subsidiaries to the Accountant, as well as to any other accountant. These Engagement Letters must at least include that the engaged Accountant is entitled to report to the Non-Executive Directors, without the Executive Directors being present, any transactions with any Related Party and/or any developments of interest with respect to the Company.

16.3	Amendment of Engagement Letters

To the extent that an existing Engagement Letter does not comply with Clause 16.2 (Engagement Letters), the Company shall, in conjunction with the Non-Executive Directors, request a new Engagement Letter from the Accountant. Until the termination of this Agreement, the Company may not, without the approval of the Board, send any Engagement Letter to the Accountant or any other accountant whatsoever.

16.4	Reporting requirements

If the Board sets specific reporting requirements with respect to the Company and/or any of the Subsidiaries in the future, the Company shall procure that these requirements are included in a (new) Engagement Letter to the Accountant.

16.5	Report of Accountant

The Company shall provide any written report by the Accountant to the Shareholders subject, as may be required, to the prior written consent of the Accountant. If the Accountant provides an oral report of its activities to the Company and/or the Subsidiaries, the Company shall procure that the Shareholders are informed by the Company and/or its subsidiaries on the contents of such report. The Company shall inform the Accountant that the Shareholders are to receive the reports as set out in this Clause 16.5 (Report of Accountant).

17	FINANCING

17.1	Sufficient working capital

17.1.1	Each of Fugro and CGG, shall ensure the transfer of the working capital existing at Completion Date in the Fugro Contributed Business and CGG Contributed Business, respectively, through the transfers of shares constituting the Fugro Contribution and the CGG Contribution, respectively. Such transfer of the working capital shall be effected on the Completion Date.

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17.1.2	The working capital of the companies forming part of the Fugro Contribution and the CGG Contribution, respectively, shall be at a normal level at the time of contribution to the Company. Within sixty (60) days after the Completion Date, the Shareholders shall in good faith analyse and review the level of working capital by Fugro in respect of the Fugro Contribution and by CGG in respect of the CGG Contribution. The Shareholders shall provide the other Shareholder and the Company with all information which they reasonably require to conduct the analysis and review as contemplated by this Clause 17.1.2.

(a)	If it is evident that the working capital contributed by Fugro or CGG, respectively, over such period was insufficient at the time of contribution to the Company, Fugro and/or CGG, as the case may be, shall pay the Company an amount equal to the difference between the actual working capital contributed by Fugro and/or CGG, respectively, and the amount of working capital which the Shareholders agree would have been appropriate over such period.

(b)	If it is evident that the working capital contributed by Fugro or CGG, respectively, over such period was more than sufficient at the time of contribution to the Company, the Company shall pay Fugro and/or CGG, as the case may be, an amount equal to the difference between the actual working capital contributed by Fugro and/or CGG, respectively, and the amount of working capital which the Shareholders agree would have reasonably been sufficient over such period.

17.2	Funding

17.2.1	The intention of the Shareholders is that as of the Completion Date, the Company will be self-financed and raise the necessary funds for continuation of its Business. As a result, unless otherwise mutually agreed, the Shareholders shall not be obliged to provide any further capital to the Company.

17.2.2	If and when needed and if so requested by the Company, Fugro shall procure that Fugro N.V. shall guarantee and CGG shall guarantee the Company’s obligations pro rata their shareholding in the Company to any external lender(s).

17.2.3	Notwithstanding the provisions of Clauses 17.2.1 and 17.2.2, as long as the Company will not have raised funds externally, the Shareholders shall be obliged to provide short term revolving loans to the Company pro rata their shareholding in the Company.

17.2.4	Extraordinary capex, acquisitions or proposals or other material funding requirements shall be presented to the Non-Executive Board for discussion and approval. In deciding on such proposals the Non-Executive Board shall act in the best interest of the Company.

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17.3	Parent Guarantees

17.3.1	Prior to Completion Date, Fugro and CGG, in the ordinary course of their business, issued guarantees relating to assets, bids and/or contracts relating to the Contributed Business listed in Schedule 24 (Guarantees). Fugro and CGG shall counter-guarantee each others obligations under such guarantees pro-rata their shareholding in the Company.

17.3.2	In the event the Company requests the Shareholders to issue any guarantees relating to assets, bids and/or contracts relating to the Business, and the Shareholders grant such request, any such guarantee will be provided by the Shareholders pro rata each of their shareholdings in the Company.

18	DIVIDEND POLICY, SET-OFF AND REPAYMENT AND WARRANT

18.1	Dividend Policy

The Company shall aim to maximize dividend pay-out on a quarterly basis, subject to the operating working capital requirements of the Company and investment plans and to the extent that from time to time the profits and/or reserves of the Company are sufficiently available for distribution as may be agreed by the Shareholders and subject to any limitations under the Law.

18.2	Warrant

18.2.1	Upon occurrence of an Event of Default (as defined in the Loan Agreement) which is continuing and on demand by Fugro N.V., the Parties shall procure that the Company shall as soon as reasonably possible issue an amount of Shares to Fugro notified to it by Fugro (the “Warrant Share Issuance”).

18.2.2	Pursuant to the Warrant Share Issuance, Fugro’s participation in the Company shall increase and CGG’s participation in the Company shall decrease in accordance with the relevant provisions of the Warrant.

18.2.3	Each Party hereby agrees to take all necessary actions to effect the Warrant Share Issuance, including without limitation, taking any resolutions in the General Meeting to that effect.

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19	TRANSFERS OF SHARES

19.1	Conditions to sale and transfer

19.1.1	Until the later of (i) the first three (3) years after the Completion Date or (ii) the date on which the Vendor Loan is repaid in full, no Shareholder may sell, transfer or otherwise assign, or dispose of, or undertake to dispose of, any Shares held by it, whether directly or indirectly, (the “Transfer of Shares”), with the exception of a Transfer of Shares in accordance with Clauses 19.4 (Permitted transfer to Affiliate), 20 (Change of Control) or 22.2 (Rights pursuant to Event of Default).

19.1.2	Except as explicitly provided for otherwise in this Agreement, no Shareholder may undertake a Transfer of Shares, unless and to the extent that it complies with each of the following provisions:

(a)	subject to Clause 19.4 (Permitted transfer to Affiliate), the Transfer of Shares includes the transfer of the unencumbered legal and beneficial ownership of all (but not less than all) of its Interest;

(b)	the transferring Shareholder has fulfilled its obligations under Clause 19.2 (Right of first refusal) below or the other Shareholder has waived its rights of first refusal under Clause 19.2 (Right of first refusal) below, and the Transfer of Shares takes place within ninety (90) Business Days after the date of such fulfilment or waiver, provided that the foregoing provisions of this Clause 19.1.2(b) shall not apply where the Transfer of Shares takes place in accordance with Clauses 19.3 (Tag-Along), 19.4 (Permitted transfer to Affiliate), 20 (Change of Control) and 22 (Default);

(c)	in the event that the Transfer of Shares is from one Shareholder to the other Shareholder, the transferring Shareholder is not required to make any representations or give any warranties, indemnities or other similar undertakings, other than representations and warranties with respect to title to the Shares to be transferred and the Shares being free of any Encumbrances; and

(d)	the Transfer of Shares will be in accordance with the provisions of this Agreement, and to the extent not validly provided otherwise in this Agreement, the Law and the Articles of Association.

19.2	Right of first refusal

19.2.1	Subject to Clause 19.1 (Conditions to sale and transfer), if a Shareholder (the “Offeror”) wishes to sell and transfer its Shares, then it must give notice thereof

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to the other Shareholder (the “Offeree”), which notice must set out the price and the other terms and conditions on which the Offeror wishes to sell and transfer its Shares (the “Prior Offer”).

19.2.2	The Offeree shall have the right, for a period of thirty (30) Business Days from the date of receipt of the Prior Offer (the “Offer Period”) to accept the Prior Offer by delivering a notice to that effect to the Offeror prior to expiry of the Offer Period.

19.2.3	If the Offeree accepts the Prior Offer in accordance with Clause 19.2.2, the Parties will take all such further action as is necessary to complete the sale and transfer of the offered Shares to the Offeree, including simultaneous payment of the purchase price, as soon as reasonably practicable but in any event within thirty (30) Business Days after (a) delivery to the Offeror of the Offeree’s notice of acceptance, or (b) if applicable, satisfaction or waiver of all conditions precedent set out in the Prior Offer.

19.2.4	If the Offeree does not accept the Prior Offer in accordance with Clause 19.2.2, then the Offeror has the right, for a period of ninety (90) Business Days after expiry of the Offer Period, to sell its Shares to a third party on terms and conditions no more favourable to the third party than offered to the Offeree in the Prior Offer (taking into account the price for the Shares, the enterprise value of the Company, execution risks and other material terms and conditions), provided that:

(a)	the Offeror informs the Offeree of the identity of the third party to whom its Shares is to be sold and transferred;

(b)	the transfer to the third party of the Offeror’s Shares in accordance with the aforesaid terms and conditions takes place within a period of one hundred and fifty (150) Business Days after expiry of the Offer Period;

(c)	the third party has signed a deed of adherence, substantially in the form attached to this Agreement as Part B of Schedule 21 (Deed of Adherence), which shall also have been signed by the Offeror in acknowledgement and acceptance of its terms, in terms of which:

(i)	the third party shall become a party to this Agreement automatically upon transfer of the Offeror’s Shares to it; and

(ii)	the third party undertakes to fulfil all obligations of the Offeror (including obligations which have become due) pursuant to this Agreement and any agreements which are made pursuant to this Agreement as its own obligations;

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(d)	upon transfer to the third party of the Offeror’s Shares the Offeror shall have no further rights and obligations under this Agreement, with the exception of the rights and obligations in respect of Clauses 23 (Non Compete and Non Solicitation Undertakings) and 24 (Confidentiality); and

(e)	the third party accepts the tag-along obligations contained in Clause 19.3 (Tag-Along) below.

19.2.5	The Offeror will provide the Offeree, promptly after a request of the Offeree to that effect, with all information, documents and agreements with respect to any intended sale and transfer of its Shares to a third party.

19.2.6	Any dispute between the Shareholders with respect to the superiority of the third party’s offer as compared to the Prior Offer is to be settled by the Independent Expert in accordance with the terms set out in Clause 13.4 (Independent Expert) within thirty (30) Business Days of the date of the request of either of the Shareholders to undertake a valuation of the Company for these purposes.

19.3	Tag-Along

19.3.1	In the event that the Offeror wishes to sell, transfer or otherwise assign, or dispose of, or undertake to dispose of, any of its Shares to a third party, subject to Clause 19.2 (Right of first refusal) and within the time period referred to in Clause 19.2.4, the Offeror shall immediately give notice thereof (the “Tag-Along Notice”) to the Offeree.

19.3.2	In the Tag-Along Notice, the following must be stated and specified:

(a)	the statement “Tag-Along Notice” and a reference to this Clause 19.3 (Tag-Along);

(b)	the name and address of the third party;

(c)	the other terms and conditions of the sale and transfer; and

(d)	the price offered for the Shares by the third party, which must (i) be at arm’s length and (ii) at least equal to the price proposed in accordance with Clause 19.2.1.

19.3.3

The Offeree has the right, exercisable by notice (the “Tag-Along Declaration”) delivered to the Offeror within thirty (30) Business Days after receipt of the Tag-Along Notice, to require the Offeror to procure that the third party acquires all of

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the Offeree’s Shares concurrently with the transfer of the Offeror’s Shares, provided that if and when the Offeree delivers the Tag-Along Declaration:

(a)	the Offeree shall be required to make the same representations, warranties and indemnities negotiated by the Offeror for the sale and transfer of the Offeror’s Shares to such third party;

(b)	the price for the Offeree’s Shares shall be the price to be paid by the third party to the Offeror for the Shares in proportion to the Offeree’s shareholding in the Company; and

(c)	the delivery of the Tag-Along Declaration by the Offeree is irrevocable, but conditional on the transfer of the Offeror’s Shares to the third party.

19.4	Permitted transfer to Affiliate

19.4.1	A Shareholder has the right to sell, transfer, or otherwise assign, or dispose of, or undertake to dispose of all or part of its Shares to any of its wholly owned Subsidiaries at any time, even during the initial three (3) year period set out in Clause 19.1.1, provided that:

(a)	the transferee becomes a party to this Agreement by way of signing a deed of adherence (as referred to in Clause 19.2.4(c)) in which it undertakes to fulfil all, or if the transfer does not involve all of the transferor’s Shares, then a proportion equal to its acquired shareholding, of the obligations of the transferor (including obligations which have become due) pursuant to this Agreement and any agreements which are made pursuant to this Agreement as its own obligations;

(b)	the transferor shall remain liable for the performance by the transferee of the transferee’s obligations under this Agreement; and

(c)	the transferee undertakes to transfer all Shares held by it to another wholly owned Subsidiary of the original transferring Shareholder prior to the transferee ceasing to be such a wholly owned Subsidiary.

19.5	Repayment of Loans

If (i) any loans from a Shareholder or its respective Affiliates to the Company are outstanding and/or (ii) any guarantees granted by a Shareholder or any of its respective Affiliates for the obligation of the Company are existing at the time when the Tag-Along is exercised, the Shareholder that sells its Shares shall procure that the third party that buys the respective Shares (i) at its discretion, either repays or acquires from the selling Shareholder, the non-

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selling Shareholder or their respective Affiliates, all outstanding loans, at par value and including any accrued interest and (ii) if applicable, replaces the existing guarantees granted by the selling Shareholder, the non-selling Shareholder or their respective Affiliates for the obligations of the Company with guarantees in its own name.

19.6	No Encumbrances

No Shareholder may, without the prior consent of the other Shareholder, create any Encumbrance over, or any other third party rights pertaining to, any or all of the Shares held by it.

19.7	Approval permitted Transfer of Shares

The Shareholders shall give any approvals in the General Meeting required by the Articles of Association in relation to any Transfer of Shares that takes place in accordance with this Agreement.

20	CHANGE OF CONTROL

20.1	Change of Control

A “Change of Control” shall be deemed to occur in respect of a Shareholder if, at any time:

(a)	a Person (or Persons acting in concert), other than an Affiliate of that Shareholder, acquires direct or indirect control over:

(i)	the affairs of that Shareholder;

(ii)	more than 30% (thirty per cent) of the total voting rights conferred by all the issued shares in the capital of that Shareholder which are exercisable in the general meeting of that shareholder; or

(iii)	the appointment or dismissal of the majority of the managing directors or a board of directors (other than an advisory/supervisory board without management or control powers) of that Shareholder.

For these purposes “Persons acting in concert” are Persons which actively cooperate, pursuant to an agreement or understanding (whether formal or informal) with a view to obtaining or consolidating control.

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(b)	a Competitor, directly or indirectly, becomes the owner of at least 30% (thirty percent) of the then outstanding voting shares, on a fully diluted basis, in the capital of the Shareholder; or

(c)	a person or group of persons acting in concert voluntarily launches, or is obliged to launch a public offer for the voting shares in the Shareholder and a number of shares are tendered such as to cause the offeror(s) to gain control over the Shareholder.

20.2	Change of Control Notice

Each Shareholder shall promptly notify the other Shareholder (the “Affected Partner”) of any Change of Control in respect of such Shareholder, as soon as practicable after it becomes aware of such planned Change of Control and, if possible, at least thirty (30) Business Days in advance of the proposed consummation of such transaction (the “Change of Control Notice”).

20.3	Fugro Change of Control

20.3.1	Upon a Change of Control in respect of Fugro and irrespective of whether or not Fugro provided a Change of Control Notice to CGG, CGG will be entitled to exercise a put option (the “Put Option”) entitling it to sell and transfer to Fugro all, and not less than all, of CGG’s Shares in which event Fugro shall accept such sale and transfer.

20.3.2	The Put Option is exercisable within sixty (60) Business Days following the earlier of (i) the receipt of a Change of Control Notice and (ii) the moment CGG became aware of the Change of Control. The price for the Put Option shall equal the Fair Price plus 10% (ten percent).

20.4	CGG Change of Control

20.4.1	Upon a Change of Control in respect of CGG and irrespective of whether or not CGG provided a Change of Control Notice to Fugro, Fugro will be entitled to exercise a call option (the “Call Option”) entitling it to buy from CGG all, and not less than all, of CGG’s Shares.

20.4.2	The Call Option is exercisable within sixty (60) Business Days following the earlier of (i) the receipt of a Change of Control Notice and (ii) the moment Fugro became aware of the Change of Control. The price for the Call Option shall equal the Fair Price minus 10% (ten percent).

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21	DURATION AND TERMINATION

21.1	Term and termination

This Agreement is effective as of the date hereof and shall continue to be in effect for an indefinite period of time and it shall not be terminated, unless it is terminated in accordance with Clauses 13.2.4 (Deadlock Event) or 22.2 (Rights pursuant to Event of Default). Subject to Clause 21.2 (Survival), this Agreement shall terminate immediately if all Shares are held by one (1) Shareholder.

21.2	Survival

Clauses 1 (Definitions and Interpretation), 24 (Confidentiality), 25 (Miscellaneous) and 26 (Governing Law and Dispute Resolution) shall survive the termination of this Agreement.

22	DEFAULT

22.1	Events of Default

22.1.1	A Shareholder (the “Defaulting Shareholder”) shall be deemed to be in material breach of this Agreement if any of the following events occurs (each an “Event of Default”):

(a)	an order by a court of competent jurisdiction, declaring the Defaulting Shareholder bankrupt, or granting suspension of payment, or the passing of a resolution for the dissolution or liquidation of the Defaulting Shareholder (other than in the course of a reorganisation or restructuring previously approved in writing by the non-Defaulting Shareholder);

(b)	any of the following events or circumstances affects the Defaulting Shareholder:

(i)	It is unable or admits its inability to pay its debts as they fall due or, by reason of actual or anticipated financial difficulties, it suspends making payments on any of its debts or commences negotiations with any of its creditors with a view to rescheduling any of its indebtedness.

(ii)	it becomes subject to a winding-up;

(iii)

it proposes or takes any corporate action, or any person commences any litigation or administrative proceedings or other formal procedure, in relation to its winding-up or gives notice under section 36(2) of the Dutch 1990 Tax Collection Act

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(Invorderingswet 1990) (whether or not pursuant to section 60 of the Dutch Act on the Financing of Social Insurances (Wet financiering sociale verzekeringen)); and

(c)	any material failure by the Defaulting Shareholder to comply with any of its material obligations under this Agreement within thirty (30) Business Days after delivery of a notice by the non-Defaulting Shareholder calling upon the Defaulting Shareholder to comply with its obligation. For the purposes of this Clause 22.1.1(c) “material failure” shall include, without limitation, any failure to comply with Clause 3 (contributions) or a material breach of Clause 23 (Non Compete and Non Solicitation Undertakings).

22.2	Rights pursuant to Event of Default

22.2.1	Without limiting any other rights that the non-Defaulting Shareholder may have under this Agreement or by Law, pursuant to an Event of Default the non-Defaulting Shareholder shall have the right, exercisable by means of a notice (“Default Notice”) to that effect delivered to the Defaulting Shareholder prior to expiry of a period of twenty (20) Business Days from becoming aware of the Event of Default, to:

(a)	terminate this Agreement; and

(b)	if Fugro is the Defaulting Shareholder, to require Fugro to purchase from CGG the Shares held by CGG against payment by Fugro of the Fair Price increased by 10% (ten percent), which obligation to purchase in the event that Fugro is a Defaulting Shareholder in accordance with Clause 22.1.1 (a) and (b), shall be subject to availability of financial means at Fugro for the payment referred to in this Clause 22.2.1(b); or

(c)	if CGG is the Defaulting Shareholder, to require CGG to sell and transfer to Fugro, in the event thus requested by Fugro, the Shares held by CGG against payment by Fugro of the Fair Price reduced by 10% (ten percent).

22.3	Irrevocable power of attorney

Each Shareholder hereby grants the other Shareholder an irrevocable power of attorney to take on its behalf such action as is necessary to procure that effect is given to performance of its obligations pursuant to Clauses 22.2.1 (b) and 22.2.1 (c).

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23	NON COMPETE AND NON SOLICITATION UNDERTAKINGS

23.1	Non Compete Undertaking

Other than in respect of a Joint Project, each Shareholder undertakes that it will not, and that it will procure that its Affiliates will not, as long as it holds Shares and for a period of three (3) years thereafter, directly or indirectly engage in or carry out or be concerned or interested in any business similar to the Business.

23.2	Non Solicitation Undertaking

Other than in respect of a Joint Project, each Shareholder undertakes that it will not, and that it will procure that its Affiliates will not, as long as it holds Shares and for a period of three (3) years thereafter, directly or indirectly:

(a)	solicit any director or employee which has, at any time in a period of three (3) year prior to that time, been employed by or worked for the Company or any of its Subsidiaries, or otherwise have any such Person carry out any activities; or

(b)	use knowledge and/or experience acquired or used for the benefit of the Company or any of its Subsidiaries, in a way that can be considered to be contrary to the interest of the Company or any of its Subsidiaries.

24	CONFIDENTIALITY

24.1	Confidentiality undertaking

During the term of this Agreement and for a period of three (3) years after its termination, each Party shall keep confidential and shall cause its Agents to keep confidential, all Confidential Information that is provided or otherwise becomes available to a Party or its Agents, and each Shareholder will use such Confidential Information solely in connection with its position as a Shareholder in the Company.

24.2	Permitted disclosure

Clause 24.1 (Confidentiality undertaking) does not prohibit disclosure or use of any Confidential Information if and to the extent that:

(a)	the disclosure or use is required by Law, any judicial or administrative proceedings, or the rules of any recognised stock exchange on which the shares of any Party are listed, provided that prior to such disclosure, the Party concerned promptly notifies the other Parties of such requirement with a view to providing the other Parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use;

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(b)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement;

(c)	the information is or becomes publicly available (other than by breach of this Agreement); or

(d)	the other Parties have given prior approval to the disclosure or use.

25	MISCELLANEOUS

25.1	Further assurances

Each Party shall from time to time execute such documents and perform such acts and things as any other Party may reasonably require to give such other Party the full benefit of this Agreement. Without detracting from the generality of the foregoing, each of Fugro and CGG shall exercise its voting rights in the Company in such manner as is necessary to allow the other to exercise its rights and perform its obligations under this Agreement.

25.2	Entire agreement

25.2.1	This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

25.2.2	Each Party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.

25.3	No assignment

Except as otherwise expressly provided in this Agreement, no Party may, unless with the prior written consent of the other Party, assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement.

25.4	Waiver

No waiver of any provision of this Agreement shall be effective unless in writing and signed by or on behalf of the Party entitled to give such waiver.

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25.5	Amendment

No amendment of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

25.6	Third party rights

Save as expressly otherwise stated, this Agreement does not contain any stipulation in favour of a third party (derdenbeding). In the event that any stipulation in favour of a third party (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

25.7	Rescission

Without prejudice to Clause 21 (Duration and Termination), each Party waives its right to rescind (ontbinden) this Agreement, in whole or in part, on the basis of section 6:265 of the Dutch Civil Code or to request a competent court to amend this Agreement on the basis of section 6:230(2) of the Dutch Civil Code.

25.8	Method of payment

25.8.1	Any payment under or otherwise in connection with this Agreement shall be effected by crediting for same day value the bank account specified by the Party entitled to the payment, reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected, on or before the due date for payment.

25.8.2	Payment of any amount in accordance with this Agreement shall be a good discharge to the payor (and those on whose behalf such payment is made) of its obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

25.9	Costs

25.9.1	Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for that Party’s own account.

25.9.2	All costs relating to the establishment of the Company will be borne by Company.

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25.10	Interest

If any Party defaults in the payment when due of any amount payable under or otherwise in connection with this Agreement, then the liability of that Party shall be increased to include interest on such amount from the date when such payment is due under or otherwise in connection with this Agreement until the date of actual payment (both days inclusive) at the Interest Rate.

25.11	Language

All notices, minutes or meetings under the Agreement shall be made or conducted in English.

25.12	Notices

25.12.1	Any notice, request, claim, demand and other communication between the Parties in connection with this Agreement (a “Notice”) shall be in writing and shall be given and shall be deemed to have been duly given if written in the English language and:

(a)	delivered personally (Notice deemed given upon receipt);

(b)	delivered by registered post (Notice deemed given upon confirmation of receipt); or

(c)	sent by an internationally recognized overnight courier service such as Federal Express (Notice deemed given upon receipt),

(d)	in each case with a copy by email, which copy shall not constitute a Notice.

25.12.2	A Notice to a Party shall be sent to such Party at the address set out in Schedule 19 (Parties’ details for Notices) or such other person or address as such Party may notify to the other parties from time to time.

25.13	Invalidity

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any Law:

(a)	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

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25.14	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument.

26	GOVERNING LAW AND DISPUTE RESOLUTION

26.1	Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Laws of the Netherlands.

26.2	Jurisdiction and forum

26.2.1	The Parties irrevocably agree that all disputes which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it, including disputes concerning the existence and validity thereof, shall be finally and exclusively resolved in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Institute).

26.2.2	The arbitral tribunal shall be composed of three (3) arbitrators of which at least one (1) shall be a lawyer with a Netherlands law degree or admitted to practise Netherlands law, each of them appointed in accordance with the applicable arbitration rules. The place of arbitration shall be Amsterdam, the Netherlands. The proceedings shall be conducted in the English language. The arbitral tribunal shall decide in accordance with the rules of law (naar de regelen des rechts). The right, if any, to discovery is excluded. Neither the Parties nor the arbitration institute may have the arbitral award published. The consolidation of the arbitral proceedings with other arbitral proceedings pending in the Netherlands, as provided for in section 1046 of the Dutch Code of Civil Procedure, is excluded.

26.3	Other disputes

This Clause 26 (Governing Law and Dispute Resolution) shall also apply to disputes arising in connection with agreements that are connected with this Agreement, unless the relevant agreement expressly provides otherwise.

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AGREED AND SIGNED ON 27 JANUARY 2013 BY:

Fugro Consultants International N.V.

/s/ P. van Riel (Director)	/s/ A. Jonkman (Director)

Name: P. van Riel	Name: A. Jonkman
Title: Director	Title: Director
Date: 27 January 2013	Date: 27 January 2013

CGGVeritas

/s/ J-G Malcor (CEO)

Name: J-G Malcor
Title: CEO
Date: 27 January 2013

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Schedule 1         Definitions

1	Definitions

Capitalised terms, including those used in the introduction and preamble of this Agreement, have the following meaning:

Accountant means the accountant appointed by the General Meeting from among international accountant firms of international standing with skills and experience in the relevant business, belonging to the ‘big four’;

Affected Partner has the meaning set out in Clause 20.2 (Change of Control Notice);

Affiliate means, with respect to a company: an individual, company, corporation, partnership, firm, association, unincorporated organisation or other entity directly or indirectly Controlling, or Controlled by, such company, or which is directly or indirectly Controlled by an individual, company, corporation, partnership, firm, association, unincorporated organisation or other entity which also Controls such company;

Agents means, with respect to a Party: its officers, directors, employees, accountants, counsel, consultants, advisors and agents;

Agreement means this joint venture agreement, including any and all of its Schedules as attached hereto;

Airborn Completion means the Airborn Completion as defined in the Loan Agreement;

Annual Budget means the annual budget of the Company for the following financial year as described in Clause 15.1.2 as approved by the Board in accordance with Clause 12.12 (Matters reserved to the Board);

Annual Business Plan has the meaning set out in Clause 15.1.1;

Appointing Shareholder has the meaning set out in Clause 12.5.3;

Ardiseis means a joint venture vehicle jointly held by TAQA for 49% (forty nine percent) and by CGG for 51% (fifty-one percent);

Argas means a joint venture vehicle jointly held by TAQA for 51% (fifty-one percent) and CGG for 49% (forty nine percent);

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Articles of Association means the articles of association of the Company amended from time to time;

Board means the board of directors (bestuur) of the Company, consisting of five (5) Non-Executive Directors and two (2) Executive Directors (i.e. the Chief Executive Officer and the Chief Financial Officer);

Board Reserved Matters has the meaning set out in Clause 12.12.1;

Business has the meaning as set out in Recital (C);

Business Day means a day which is not a Saturday, a Sunday or a public holiday in the Netherlands or France;

CGG Accounts means each audited financial statement of each CGG Group Company for the twelve (12) month period that ended on 31 December 2012;

Call Option has the meaning as set out in Clause 20.4.1;

Candidate has the meaning set out in Clause 12.5.3;

CGG has the meaning as set out in the Preamble;

CGG Contributed Business means the part of the Business comprising the CGG Contribution;

CGG Contribution means the assets and liabilities to be contributed by CGG to the Company as set out in Clause 3.1(b);

CGG Directors means the Non-Executive Directors and Executive Directors appointed upon binding nomination by CGG;

CGG Group means CGG and all companies, corporations, partnerships, firms, associations, unincorporated organization or other entity directly or indirectly Controlled by it;

CGG Group Companies means the companies to be contributed by CGG to the Company as part of the CGG Contribution, as listed in Schedule 3 (CGG Contribution);

CGG IP has the meaning set out in Clause 3.3.2;

CGG Managers means Mr S. Midenet and Mr. J.-G. Malcor;

CGG Shares means the C Shares numbered 1 through 4000;

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CGG Non-Executive Director has the meaning set out in Clause 12.6.3;

Change of Control has the meaning as set out in Clause 20.1 (Change of Control);

Change of Control Notice has the meaning as set out in Clause 20.2 (Change of Control Notice);

Chief Executive Officer means the chief executive officer of the Board, who is appointed by Fugro;

Chief Financial Officer means the chief financial officer of the Board, who is appointed by CGG;

Code of Conduct has the meaning set out in Clause 7.8.1;

Company has the meaning set out in the preamble to this Agreement;

Company’s Relief means any Relief arising to the Company or a Subsidiary to the extent that it arises in respect of an Event occurring, or period commencing, after Completion;

Competitor means any Person engaged, carrying out, concerned with or having an interest in any business similar to the business of the Company;

Completion Date has the meaning set out in Clause 5.1 (Completion date and place);

Completion means the performance of the actions set out in Clause 5.2 (Completion actions);

Completion Actions means the actions listed in Schedule 8 (Completion Actions);

Completion Condition has the meaning set out in Clause 4.1 (Completion conditions);

Confidential Information means all information obtained as a result of the negotiations on and the entering into of the Sale and Purchase Agreement, this Agreement, any ancillary agreement or, in the case of a Shareholder, obtained through its interest in the Company or any of its business or assets and which relates to:

(a)	the provisions of this Agreement, except as otherwise provided in this Agreement;

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(b)	the negotiations relating to this Agreement;

(c)	any Subsidiary, their business, assets, activities or products, including information concerning suppliers, customers and other relationships and any information relating to the production of the products; or

(d)	any Party, its Affiliates, their business or assets;

Contributed Businesses means the Fugro Contributed Businesses and the CGG Contributed Businesses together, and Contributed Business means any one of them or the relevant one of them, as the context requires;

Control means, in relation to a legal person, the ability of a person to ensure, under the law applicable to such legal person, that the activities and business of that legal person are conducted in accordance with the wishes of such person, and a person shall be deemed to have Control of a legal person if that person possesses or is entitled to acquire the majority of the voting rights in that legal person, and Controlling and Controlled shall be construed accordingly. For the purposes of this definition only, a “person” means any individual, firm, company or other legal person, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

Deadlock Event has the meaning set out in Clause 13.2;

Deadlock has the meaning set out in Clause 13.2;

Defaulting Shareholder has the meaning set out in Clause 22.1;

Default Notice has the meaning set out in Clause 22.2.1;

Director has the meaning set out in Clause 12.1;

Encumbrance means any claim, precautionary attachment, pre-judgment attachment, attachment, seizure, mortgage, charge, pledge, lien, irrevocable undertaking, restriction, right of first refusal, right of pre-emption, third party right of interest, other encumbrance or security interest or another type of preferential arrangement, including a transfer of title, retention or lock- up arrangement, having similar effect;

Engagement Letters means instruction letters of the Company and Subsidiaries to the Accountant, as well as to any other accountant;

EUR or euro means the official currency of the Netherlands as at the Signing Date, it being understood, however, that if such currency is no longer the official currency of the Netherlands at the date on which an amount becomes

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due and payable under or otherwise in connection with this Agreement, EUR or euro shall be deemed to refer to its equivalent in the official currency of the Netherlands at such date;

Event means any transaction, event, act or omission and any transaction, event, act or omission deemed to occur for Tax purposes;

Event of Default has the meaning set out in Clause 22.1;

Executive Director has the meaning set out in Clause 12.1;

Fair Price means the price based on a fair market value as agreed upon by the Shareholders or determined by the Independent Expert in accordance with Clause 13.4 (Independent Expert);

Filings has the meaning set out in Clause 4.2.2;

Fugro has the meaning as set out in the Preamble;

Fugro Contributed Business means the part of the Business comprising the Fugro Contribution;

Fugro Contribution means the assets and liabilities to be contributed by Fugro to the Company as set out in Clause 3.1(a);

Fugro Group means Fugro and all companies, corporations, partnerships, firms, associations, unincorporated organization or other entity directly or indirectly Controlled by it;

Fugro Group Companies means the companies to be contributed by Fugro to the Company as part of the Fugro Contribution, as listed in Schedule 2 (Fugro Contribution);

Fugro Managers means Mr. H. Meyer and Mr. K. Ramsoy;

Fugro IP has the meaning set out in Clause 3.3.2;

Fugro Shares means F Shares numbered 1 through 6000;

Fugro Non-Executive Director has the meaning set out in Clause 12.6.2;

GCC Countries means jointly the Kingdom of Bahrain, Kuwait, Sultanate of Oman, Qatar and United Arab Emirates, excluding the Kingdom of Saudi Arabia.

General Meeting means the general meeting of the Company;

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General Meeting Reserved Matters means the decisions referred to in Clause 12.14 (Matters reserved to the General Meeting) and General Meeting Reserved Matter means any one of them or the relevant one of them, as the context requires;

Group means jointly the Company and its Subsidiaries from time to time;

Governmental Authority means a government, and any state, province, municipality or subdivision or quasi-governmental authority, including courts, tribunals, departments, commissions, boards, bureaux and agencies;

IFRS means International Financial Reporting Standards, as adopted in the European Union;

Independent Expert has the meaning set out in Clause 13.4 (Independent Expert);

Intellectual Property means trade marks, service marks, trade names, domain names, logos, patents, inventions, design rights, copyrights, semi-conductor topography rights, database rights and all other similar rights in any part of the world, including know-how, and where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

Interest means all Shares held by a Shareholder and, if applicable, any shareholder loans granted to the Company by a Shareholder;

Interest Rate means three (3) month EURIBOR plus 2% (two percent) compounded on a daily basis;

Joint Project has the meaning set out in Clause 7.6 (Joint Projects);

Law means any applicable statute, law, ordinance, order, rule, directive or regulation of any Governmental Authority;

Leading Party has the meaning set out in Clause 7.6.4

Liabilities means all liabilities, duties and obligations of every description, whether deriving from contract, common law, Law or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, and Liability means any one of them or the relevant one of them, as the context requires;

Loan Agreement means a EUR 335,000,000 (three hundred and thirty-five million euro) loan agreement entered into between Fugro N.V. as lender and Compagnie Générale de Géophysique Veritas as borrower in connection with the Sale and Purchase Agreement;

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Losses means all damage, losses, liabilities, costs (including reasonable legal costs and reasonable experts’ and consultants’ fees), charges, expenses, claims and demands assessed in accordance with section 6:95 et seq. of the Dutch Civil Code, but excluding any loss of profit, loss of revenue, loss of contract, loss of goodwill, loss of claim or any (other) indirect or consequential losses;

Material Adverse Effect means an effect that is materially adverse to the business, financial condition or results of operations of the CGG Contributed Business or the Fugro Contributed Business, as applicable, in each case taken as a whole, provided that in no event shall any of the following be taken into account (alone or in combination with any other event identified in this provision) in determining whether there has been such a Material Adverse Effect:

(i)	any change in Law or accounting standards or interpretations thereof applicable to the CGG Contributed Business or the Fugro Contributed Business, as applicable,;

(ii)	any change in economic or business conditions or industry-wide or financial market conditions generally;

(iii)	any currency exchange rate fluctuations;

(iv)	any political conditions (including effects arising out of acts of terrorism, sabotage, armed hostilities or war) or other force majeure events; and

(v)	any loss of customers or suppliers of, or employees to, the CGG Contributed Business or the Fugro Contributed Business, as applicable, as a result of the execution of this Agreement or the announcement of the transactions contemplated hereby;

Nominated Independent Expert has the meaning set out in Clause 13.4.1;

Non-Executive Directors has the meaning set out in Clause 12.1 (General);

Non-Terminating Shareholder has the meaning set out in Clause 13.2.4;

Notice has the meaning set out in Clause 25.12 (Notices);

Offeree has the meaning set out in Clause 19.2.1;

Offeror has the meaning set out in Clause 19.2.1;

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Offer Period has the meaning set out in Clause 19.2.2;

Parties means Fugro, CGG and the Company, and Party means any one of them or the relevant one of them, as the context requires;

Person means any individual, company, corporation, partnership, joint venture, association, joint stock corporation, trust, unincorporated organisation or Governmental Authority;

Purchase Notice has the meaning set out in Clause 13.3.1;

Put Option has the meaning as set out in Clause 20.3.1;

Prior Offer has the meaning set out in Clause 19.2.1;

Related Party means, in relation to a Party (i) any Affiliate or (ii) any managing director, any member of the board of directors or any member of a supervisory board/council of any such Affiliate and (iii) any relative by consanguinity or affinity in the direct line of any such managing director or any member of a board of directors or any member of a supervisory board;

Relevant Period means the period commencing two (2) years before Completion;

Relief means any loss, allowance, credit, relief, deduction or set-off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Taxation or any right to a repayment of Taxation;

Reserved Matters means all Board Reserved Matters and General Meeting Reserved Matters, and Reserved Matter means any one of them or the relevant one of them, as the context requires

Right to Purchase has the meaning set out in Clause 13.3.1;

Sale and Purchase Agreement has the meaning set out in recital (A);

Schedule means any schedule as attached to and forming a part of this Agreement;

Share means each and every ordinary share in the authorised share capital of the Company, and/or every share of any category and/or every other security and/or right which grants to any owner the right to purchase, subscribe or be granted shares of the Company;

Shareholders means Fugro and CGG, and Shareholder means any one of them or the relevant one of them, as the context requires;

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Shareholder’s Warranty Breach has the meaning set out in Paragraph 2.2 of Schedule 11 (Warranties);

Shareholder’s Warranty Claim has the meaning set out in Paragraph 2.4 of Schedule 11 (Warranties);

Signing means the signing by the Parties of this Agreement;

Signing Date means the day on which the second Shareholder has signed this Agreement;

Subcontractor has the meaning set out in Clause 7.6.4(a);

Subsidiary means, with respect to the Company, another company or corporation, partnership, firm, association, unincorporated organization or other entity directly or indirectly Controlled by the Company;

Tag-Along Declaration has the meaning as set out in Clause 19.3.3;

Tag-Along Notice has the meaning set out in Clause 19.3.1;

TAQA means The Industrialization & Energy Services Company;

Taxation or Tax means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, tonnage, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, custom duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), in respect of any person, whenever and wherever imposed, whether imposed by way of a withholding or deduction or otherwise and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person, as well as all penalties and interest relating thereto;

Tax Authority means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation;

Tax Benefit means:

(a)	any Tax Refund actually received by the Company or a Subsidiary;

(b)	any reduction of Tax actually owed by the Company or a Subsidiary; and

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(c)	the net present value of any future Relief, including, for the avoidance of doubt and not limited to, a Relief in the form of additional depreciation or amortisation allowances, at the level of the Company or a Subsidiary. The net present value of such a future Relief will be calculated (i) using a discount rate of 10% (ten percent) per annum, (ii) as per the date any amount is due by the relevant shareholder to the Company, (iii) on the basis of the then prevailing corporate income tax rates, and (iv) on the assumption that such Relief shall be used after any other available Relief;

Tax Refund means a rebate, refund or repayment in respect of Tax;

Tax Return means any return, declaration, report or information relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof;

Tax Warranties means the warranties given by Fugro to CGG pursuant to Paragraph 18 (Tax) of Part A of Schedule 11 (Warranties) and the warranties given by CGG to Fugro pursuant to Paragraph 18 (Tax) of Part B of Schedule 11 (Warranties), and Tax Warranty means any one of them or the relevant one of them, as the context requires;

Terminating Shareholder has the meaning set out in Clause 13.2.4;

Termination Notice has the meaning set out in Clause 13.2.4;

Transaction means the transactions contemplated by the Sale and Purchase Agreement and this Agreement;

Transfer of Shares has the meaning set out in Clause 19.1.1;

US Management Company means Seabed Management Company Inc., a company incorporated under the laws of Delaware, United States of America, with its corporate seat in Wilmington and its address at 1209 Orange Street, County of New castle, Wilmington, Delaware, United States;

Warning Notice has the meaning set out in Clause 13.2.3;

Warrant means a warrant agreement between Fugro N.V., Compagnie Générale de Géophysique Veritas and the Company entered into in accordance with the Loan Agreement;

Warranties means the warranties given by Fugro to CGG pursuant to Clause 10 (Warranties and liability) and Paragraph 1 of Schedule 11 (Warranties) and the warranties given by CGG to Fugro pursuant to Clause 10 (Warranties and liability) and Paragraph 2 of Schedule 11 (Warranties), and Warranty means any one of them or the relevant one of them, as the context requires; and

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Warrant Share Issuance has the meaning set out in Clause 18.2 (Warrant).

2	References to persons

References to a person include any Person, whether or not having separate legal personality and wherever incorporated or registered.

3	Headings and references to Clauses, Schedules and Paragraphs

3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

3.2	A reference in this Agreement to:

(a)	a Clause is to the relevant clause of this Agreement;

(b)	a Schedule is to the relevant schedule to this Agreement; and

(c)	a Paragraph is to the relevant paragraph of the relevant Schedule.

4	Information

References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

5	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

6	Other references

6.1	Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

6.2	Whenever used in this Agreement, the words “as of” shall be deemed to include the day or moment in time specified thereafter.

6.3	Whenever used in this Agreement, the term “third party” means any person or entity other than Fugro, CGG, the Company or one of their respective subsidiaries, group companies or participating interests.

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6.4	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

7	No presumption against drafting Party

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8	Contribution CGGVeritas Services Norway AS

For the purpose of Clauses 10 (Warranties and liability), 11 (Indemnities and Capex Review), 17.1 (Sufficient working capital), Schedule 11 (Warranties) and Schedule 22 (Tax matters) CGG shall be deemed to have contributed to the Company at Completion all of the issued and outstanding shares in CGGVeritas Services Norway A/S and

CGG Accounts means each audited financial statement of each CGG Group Company for the twelve (12) month period that ended on 31 December 2012;

CGG Contributed Business means the part of the Business comprising the CGG Contribution and 100% of the share capital of CGGVeritas Services Norway A/S;

CGG Contribution means the assets and liabilities to be contributed by CGG to the Company as set out in Clause 3.1(b) and 100% of the share capital of CGGVeritas Services Norway A/S;

CGG Group Companies means the companies to be contributed by CGG to the Company as part of the CGG Contribution, as listed in Schedule 3 (CGG Contribution) and/including 100% of the share capital of CGGVeritas Services Norway A/S;

Fugro Accounts means each audited financial statement of each Fugro Group Company for the twelve (12) month period that ended on 31 December 2012;

Fugro Contributed Business means the part of the Business comprising the Fugro Contribution, excluding for the avoidance of doubt any interest in CGGVeritas Services Norway A/S;

Fugro Contribution means the assets and liabilities to be contributed by Fugro to the Company as set out in Clause 3.1(a), excluding any interest CGGVeritas Services Norway A/S; and

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Fugro Group Companies means the companies to be contributed by Fugro to the Company as part of the Fugro Contribution, as listed in Schedule 2 (Fugro Contribution), excluding CGGVeritas Services Norway A/S.